Infleqtion, Inc.

1315 West Century Drive, Suite 150

Louisville, CO 80027

April 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edwin Kim

Re:	Infleqtion, Inc.

Registration Statement on Form S-1 (File No. 333-294802)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Infleqtion, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on April 9, 2026, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristin VanderPas of Cooley LLP at (415) 693-2097 or, in her absence, Peter Byrne of Cooley LLP at (212) 479-6778.

Very truly yours,

Infleqtion, Inc.

/s/ Matthew Kinsella
By:	Matthew Kinsella
Title:	Chief Executive Officer

cc:	Ilan Hart, Infleqtion, Inc.

Jason Hall, Infleqtion, Inc.

Kristin VanderPas, Cooley LLP

Peter Byrne, Cooley LLP